Exhibit 97.1

Regulation on Recovery of Erroneously Awarded Compensation to Executive Officers

Established on November 13, 2023, Regulation No. 812

Article 1 (Purpose) The purpose of this Regulation is to set forth the matters concerning the Accounting Restatement (as defined below) of KT Corporation (the “Company”) and the subsequent recovery of the Erroneously Awarded Compensation (as defined below) to the applicable Executive Officers (as defined below) in connection with the Clawback Rules (as defined below).

Article 2 (Definitions) For purposes of this Regulation, the following capitalized terms shall have the meanings set forth below.

1.	“NYSE” shall mean the New York Stock Exchange.

2.

“Clawback Rules” shall mean Section 10D of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and any applicable rules or standards adopted by the U.S. Securities and Exchange Commission (the “SEC”) thereunder (including Rule 10D-1 under the Exchange Act) or the NYSE pursuant to Rule 10D-1 under the Exchange Act (including Section 303A.14 of the New York Stock Exchange Listed Company Manual), in each case as may be in effect from time to time.

3.	“Executive Officer” shall mean an executive officer who is subject to this Regulation as set forth in Article 3 hereof.

4.

“Incentive-based Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. The Incentive-based Compensation shall be deemed to have been paid within the fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation is attained, even if the actual payment thereof is made after the end of that fiscal period. Any Incentive-based Compensation that is subject to both the attainment of a Financial Reporting Measure and the achievement of a relevant employment- or service-based vesting condition shall be deemed to have been paid when the Financial Reporting Measure is attained, even if the Incentive-based Compensation continues to be subject to the employment- or service-based vesting condition.

5.

“Erroneously Awarded Compensation” shall mean, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of the Clawback Eligible Incentive Compensation that exceeds the amount of the Clawback Eligible Incentive Compensation that otherwise would have been paid to the Executive Officer had it been determined based on the restated amounts, computed without regard to any taxes paid.

6.	“Board” shall mean the Board of Directors of the Company.

7.

“Financial Reporting Measures” shall mean measures that are determined in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return shall be deemed Financial Reporting Measures. No Financial Reporting Measure needs to be presented within the Company’s financial statements or included in any filing with the SEC.

8.	“Accounting Restatement” shall mean an accounting restatement:

A.

due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements; or

B.	that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

9.

“Restatement Date” shall mean the earlier to occur of: (i) the date the Board or a committee of the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

10.

“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

11.

“Clawback Eligible Incentive Compensation” shall mean, with respect to each applicable Executive Officer (whether or not such individual is serving as an Executive Officer at the time the Erroneously Awarded Compensation is required to be recovered to the Company), all Incentive-based Compensation received by such Executive Officer: (i) on or after October 2, 2023; (ii) after beginning service as an Executive Officer; (iii) while the Company has a class of securities listed on the NYSE; and (iv) during the applicable Clawback Period.

Article 3 (Applicable Executive Officers) The executive officers subject to this Regulation shall be the executive officers subject to the Clawback Rules, including the following persons; provided that, the specific scope thereof shall be determined by the Board or a committee of the Board comprised of outside directors delegated with the authority under this Regulation by the Board (the “Board, etc.”); provided, further, that, if the Board determines matters related to this Regulation, the relevant resolution of the Board shall be valid only if it is resolved by a separate affirmative vote of a majority of outside directors in addition to satisfying the general resolution requirements.

1.	Representative director;

2.	Executive (inside) director;

3.	Head of department under direct control of the representative director under Article 11, Paragraph (2) of the Company’s organization regulations;

4.	Principal financial officer;

5.	Principal accounting officer;

6.	Other executive officers who perform material business or policy making functions for the Company; and

7.	Executive officers of the parent company or a subsidiary of the Company who perform material business or policy-making functions for the Company.

Article 4 (Recovery of Erroneously Awarded Compensation)

1

In the event the Company is required to prepare an Accounting Restatement, the Board, etc. shall reasonably promptly (in accordance with the applicable Clawback Rules) determine the amount of any Erroneously Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall resonabably promptly thereafter provide each Executive Officer with written notice containing the amount of the Erroneously Awarded Compensation and a demand for repayment to the Company.

2

If the amount of any Erroneously Awarded Compensation for each Executive Officer cannot be calculated based on the information confirmed or become available through the Accounting Restatement, the performance evaluation shall be conducted again based on the applicable Financial Reporting Measures pursuant to the restated financial statements in order to calculate the amount of any Erroneously Awarded Compensation.

3

For the Clawback Eligible Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Board, etc. based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Clawback Eligible Incentive Compensation was received, in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the NYSE.

4	The Board, etc. may seek assistance from experts in calculating the Erroneously Awarded Compensation.

5

The Board, etc. shall promptly recover the Erroneously Awarded Compensation in accordance with a method of recovery that it deems reasonable and appropriate, but in any event may not accept an amount that is less than the amount of the Erroneously Awarded Compensation except as permitted under the Clawback Rules.

6

If an Executive Officer has already reimbursed the Company for any part or whole of the Erroneously Awarded Compensation in accordance with applicable law, the Company’s regulations or as directed by the Company, the Board, etc. may deduct such reimbursed amount from the amount of the Erroneously Awarded Compensation that is subject to recovery under this Regulation.

7

Notwithstanding Article 4(1) above, the Company’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board may determine whether it is impracticable to recover the Erroneously Awarded Compensation in any of the following cases. If the Company’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board determines that the recovery is impracticable, the Company shall not be required to take the actions contemplated in this Article 4.

1.

If, despite a reasonable attempt to recover the applicable Erroneously Awarded Compensation, the cost or expense to recover the applicable Erroneously Awarded Compensation exceeds the Clawback Eligible Incentive Compensation; provided that, the Company shall document such reasonable attempt and provide such documentation to the NYSE.

2.

If recovery of the applicable Erroneously Awarded Compensation would violate the laws of the Republic of Korea where that law was adopted prior to November 28, 2022; provided that, the Company shall obtain an opinion from a Korean counsel, acceptable to the NYSE, that such recovery would result in such a violation and provide a copy of such opinion to the NYSE.

3.

If recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

8	The Company shall comply with the listing standards and requirements of the NYSE and with the applicable Clawback Rules in implementing the recovery of the Erroneously Awarded Compensation.

Article 5 (Procedures for Recovery of Erroneously Awarded Compensation)

1

In the event of recovering the Erroneously Awarded Compensation, the Board, Etc. shall recover reasonably promptly the Erroneously Awarded Compensation by a reasonable and appropriate method, which shall include, but is not limited to:

1.	requiring reimbursement of the Erroneously Awarded Compensation;

2.	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

3.	offsetting the Erroneously Awarded Compensation with any compensation to be received by the applicable Executive Officer;

4.	cancelling outstanding vested or unvested equity-based awards; and/or

5.	taking any other recovery action determined by the Board, etc.

2

The Board, etc. may require an applicable Executive Officer to reimburse the Company for any and all expenses reasonably incurred by the Company (including any legal costs and expenses) in recovering the Erroneously Awarded Compensation.

Article 6 (Reporting and Disclosure)

The Company shall file all disclosures with respect to this Regulation in accordance with the requirements of U.S. federal securities laws, including any disclosure required by applicable SEC rules.

Article 7 (Indemnification Prohibition)

The Company shall not exempt any applicable Executive Officer from the application of this Regulation or enter into any agreement with any applicable Executive Officer that waives the Company’s right to recovery of any Erroneously Awarded Compensation. Any such agreement in violation of this Regulation (whether or not entered into before, on or after October 2, 2023) shall be null and void. Furthermore, the Company shall not be permitted to indemnify any Executive Officer against the loss of any Erroneously Awarded Compensation that is recovered pursuant to the terms of this Regulation and/or pursuant to the Clawback Rules, including any payment for the cost of third-party insurance purchased by any Executive Officer to cover any such loss under this Regulation and/or pursuant to the Clawback Rules.

Article 8 (Submission of Acknowledgement and Acceptance Form)

The Company may require an Executive Officer to execute a consent form whereby such Executive Officer acknowledges and accepts the recovery of Erroneously Awarded Compensation pursuant to this Regulation, and may add the provisions related to the recovery of Erroneously Awarded Compensation to the employment or service agreements that are executed on or after October 2, 2023.

Article 9 (Scope of Application)

1	This Regulation shall apply to the applicable Executive Officer, his/her heirs, and administrator of inherited properties in connection with the recovery of the Erroneously Awarded Compensation.

2	This Regulation shall take precedence over all regulations of the Company with respect to the recovery of the Erroneously Awarded Compensation.

3	This Regulation shall apply regardless of the Executive Officer’s execution and delivery of a consent form referred to in Article 8 or any related agreements.

Article 10 (Interpretation and Amendment)

1	This Regulation shall be interpreted in a manner that is consistent with the Clawback Rules.

2	The Board, etc. shall make any such amendments, in part or in full, as may be necessary to comply with the Clawback Rules, the U.S. federal securities laws, the SEC regulations or the

NYSE regulations. No part of this Regulation shall be effective if and to the extent such part would violate the Clawback Rules, the U.S. federal securities laws, the SEC regulations, or the NYSE regulations.

Addendum (November 13, 2023)

This Regulations shall take effect on November 13, 2023.

5